Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver, BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

January 7, 2009

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs:

Re: Strathmore Minerals Corp. (the Corporation)

As required by National Policy 51-102 (NI 51-102), we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated December 19, 2008 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

The Board of Directors of Strathmore Minerals Corp. (the Corporation) has resolved to propose to the shareholders of the Corporation at the next annual general meeting of the shareholders of the Corporation, that successor auditors, Ernst & Young LLP Chartered Accountants, be appointed the auditors of the Corporation. The former auditors, Deloitte & Touche LLP has agreed to resign as auditors of the corporation effective as of December 19, 2008, and such has been approved by the Corporation's audit committee and the board of directors.

TAKE NOTICE THAT:

1.

The former auditor has not issued an opinion on the Corporation's financial statements for the two most recently completed fiscal years as they were appointed subsequent to their completion.

2.

In the opinion of the Corporation, as at the date hereof. there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Corporation's two most recently completed financial years."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Ernst & Young LLP will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly.

Chartered Accountants

Cc:

Strathmore Minerals Corp.

Ernst & Young LLP